UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 10 April 2015
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Directors
: C A Carolus (Chair), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, A R Hill , R P Menell, D N Murray,
D M J Ncube, G M Wilson
†
British, Canadian,
#
Ghanaian, ** Executive Director
Company Secretary:
M M L Mokoka
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com
Investor Enquiries
Avishkar Nagaser
Tel
+27 11 562 9775
Mobile +27 82 312 8692
email
Avishkar Nagaser@
goldfields.co.za
Willie Jacobsz
Tel
+1 617 535 7545
Mobile +1 857 241 7127
email
Willie.Jacobsz@
gfexpl.com
Media Enquiries
Sven Lunsche
Tel
+27 11 562 9763
Mobile +27 83 260 9279
email
Sven.Lunsche@
goldfields.co.za
M E D I A R E L E A S E
GOLD FIELDS REACHES THREE-YEAR WAGE
AGREEMENT AT SOUTH DEEP MINE
Johannesburg, 10 April 2015: Gold Fields Limited (Gold Fields) (JSE,
NYSE, NASDAQ Dubai: GFI) is pleased to announce that it has reached a three-year wage and other conditions of employment agreement with its registered trade unions at its South Deep mine in South Africa.
The agreement, which was signed with the National Union of Mineworkers and UASA today, will result in average annual wage increases of 10% over the three-year period of the deal. The first increase will take effect on 1 April
2015.
The negotiations took place at a company-level in recognition of South
Deep’s significantly different operating model and labour profile to that of the other gold mining companies in South Africa. South Deep is the only fully mechanised gold mining operation in South Africa and it employs a small, skilled complement of approximately 3,500 employees.
As such, Gold Fields has had to give due consideration to the scarcity of mechanised mining skills in South Africa and has taken a holistic approach in its negotiations with labour.
Enquiries
Investors
Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email :
Avishkar.Nagaser@goldfields.co.za
Willie Jacobsz
Tel: +1 617 535 7545
Mobile: +1 857 241 7127
Email:
Willie.Jacobsz@gfexpl.com
Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email :
Sven.Lunsche@goldfields.co.za
ends

Notes to editors
About Gold Fields
Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa with attributable annual gold production of approximately 2.2 million ounces. It has attributable Mineral Reserves of around 48 million ounces and Mineral Resources of around 108 million ounces. Attributable copper Mineral Reserves total 620 million pounds and Mineral Resources 6,873 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE), NASDAQ Dubai Limited and the Swiss Exchange (SWX).
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 10 April 2015
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer